FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                 -----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                   Starting from October, households will get
                    another reduction of electricity prices

Starting from October 1, 2003, households in Western Bohemia, Central Bohemia, North Moravia, Eastern Bohemia and North Bohemia will have lower electricity prices. Rainbow electric power from CEZ, the prices of which were reduced by 4 % last year and by another 8 % this year, will mean further benefits for these customers, in addition to the benefits they obtained at the beginning of this year.

The autumn price reductions will affect households purchasing electricity from Zapadoceska energetika (ZCE - West Bohemia Power), Stredoceska energeticka (STE
- Central Bohemia Power), Severomoravska energetika (SME - North Moravia Power), Vychodoceska energetika (VCE - East Bohemia Power) and Severoceska energetika (SCE - North Bohemia Power). These are the regional power companies that became new members of the CEZ group this spring. In all regions where CEZ obtained controlling stakes in regional power companies this year - there will be, together with the January reduction - a reduction in electricity prices for households of five or more percent. In this way, CEZ is fulfilling the promise it made last year.

In Western Bohemia and Central Bohemia (in the case of customers of ZCE and STE), as of October 1, electricity prices will be reduced for a broad range of households, including those that use the most popular rate, the D02. With regard to this rate, the price of electricity will fall by more than 5 % for customers of ZCE, and by just under 5 % for customers of STE. Even in those regions where no price reduction occurred this January (ZCE) or those where only a slight reduction took place (STE: -0.6 %), customers will now be able to obtain the benefits that have been made available within the CEZ group.

Another portion of households that purchase electricity from the regional power companies in which CEZ obtained ownership stakes this spring will enjoy, as of October 1, benefits in the form of an extension of the period of validity of the low-price tariff applicable to the winter season. For customers to which apply the rates D25, D26, D35, D36, D45, D46 or D55 the low-price (advantageous) tariff will be in effect longer, by 1 or 2 additional hours a day, and in the case of the D45 and D46 rates, the period during which the low-cost tariff applies will be extended for households by 4 hours. This is in effect a reduction of the average price of electricity, even though the actual tariffs do not fall.

The so-called "low-rate tariff" is a lower price per kWh of electricity off-taken which is in effect for a certain number of hours during the day. It is earmarked primarily for high electricity consumption activities, such as room heating or hot water heating. During the period when the low-rate tariff is in effect, all
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consumption, including the power used by other household appliances, is charged at this lower rate.

Average reduction in electricity prices broken down by customers of the individual regional power companies

Customers of the following        Reduction of        Total electricity
individual regional power      electricity prices       cost savings
companies                      as at Jan 1, 2003      compared to last
                                      [%]                 year [%]
--------------------------------------------------------------------------------

Severoceska energetika               -5.59                 -8.03
Zapadoceska energetika                0.00                 -5.00
Vychodoceska energetika              -3.14                 -6.06
Stredoceska energeticka              -0.55                 -5.00
Severomoravska energetika            -8.76                -10.90
--------------------------------------------------------------------------------

The average savings resulting from the extension of the period during which the low-rate-tariff is in effect have been included in the calculation of the above data.

                                     Notice
   of a mandatory buyout offer for the shares of Zapadoceska energetika, a.s.
                              [West Bohemia Power],

            and Vychodoceska energetika, a. s. [East Bohemia Power].

CEZ, a. s., a company having its registered office at Duhova 2/1444, 140 53 Prague 4, Identification No. : 45274649, hereby announces in connection with the notice published on July 11, 2003 in Hospodarske noviny regarding the obligation to make a take-over offer to shareholders with regard to the target company Zapadoceska energetika, a. s., Guldenerova 19, 303 28 Plzen, Identification No.:
49790463, that the take-over offer approved by the Securities Commission by its decision of August 26, 2003 will be publicized on September 3, 2003 in the newspaper Hospodarske noviny.

The notice regarding the origination of the obligation to make a take-over offer to shareholders with regard to the target company Vychodoceska energetika,
a. s., having its registered office at Sladkovskeho 215, 501 03 Hradec Kralove, Identification No.: 60108720, publicized on July 11, 2003 in Hospodarske noviny, is still being reviewed by the Securities Commission. Following its approval, the offer will be publicized in the manner specified by Sec. 183 e (12) of the Czech Commercial Code and the company's articles of association for convening the general meeting.

The mandatory take-over offer for Zapadoceska energetika, a. s. forms part of this report.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CEZ, a. s.
                                                   -----------------------
                                                        (Registrant)
Date: September 2, 2003
                                               By: /s/ Libuse Latalova
                                                  ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration